September 25, 2019

Prem Parameswaran
Chief Financial Officer
Eros International PLC
550 County Avenue
Secaucus, New Jersey 07094

       Re: Eros International PLC
           Form 20-F for the Year Ended March 31, 2019
           Filed August 14, 2019
           File No.001-36176

Dear Mr. Parameswaran :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2019

Item 3. Key Information
A. Selected Financial Data, page 1

1. We note you have included the non-GAAP measures "Adjusted EBITDA" and "Gross
      Revenue" here, and that these measures reverse the significant financing component calculated and reported outside revenue under IFRS 15. Please discontinue adjustment for the significant financing component. Refer to the guidance in Question
100.4 of the
      Compliance and Disclosure Interpretation on Non-GAAP Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Prem Parameswaran
Eros International PLC
September 25, 2019
Page 2



       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters or any other questions.



FirstName LastNamePrem Parameswaran                        Sincerely,
Comapany NameEros International PLC
                                                           Division of
Corporation Finance
September 25, 2019 Page 2                                  Office of
Transportation and Leisure
FirstName LastName